EXHIBIT 6

Voce Comments on SEC Investigation at Argo

Believes Developments Underscore Need for Urgent Changes

Voce’s Recent Efforts to Reach Agreement with Argo Board Have Been Unsuccessful

Board Accountability is Required and Shareholder Participation in Critical Board Decisions Is Essential Under Circumstances

SAN FRANCISCO--(BUSINESS WIRE)--Voce Capital Management LLC (“Voce”), the beneficial owner of approximately 5.4% of the shares of Argo Group International Holdings, Ltd. (NYSE: ARGO) (“Argo” or the “Company”), today commented on Argo’s recent disclosure of an ongoing Securities and Exchange Commission (“SEC”) investigation at Argo related to executive compensation and benefits and associated disclosure issues:

“Earlier this year Voce published a detailed case demonstrating that a culture of indulgence, entrenchment and failed oversight has plagued Argo under the aegis of the current Board. Beginning with a public letter to our fellow shareholders on February 25, 2019 [link], and supported through a number of subsequent communications, including our 131-page white paper, ‘Righting the Ship’ [link] – we chronicled Argo’s decrepit corporate governance, particularly as it relates to the Board’s lack of proper oversight of management and the absence of any delineation between corporate assets and priorities and those of management. We also called for ‘a top-to-bottom investigation of Argo’s corporate governance practices.’ Based on Argo’s response to a media report breaking the news of an SEC investigation into these matters, apparently the Board has finally undertaken such a review. It’s a shame that it required an SEC subpoena to force the Board to do its job.

As a reminder, this is the same Board that wasted more than seven million dollars of shareholder capital at this year’s annual meeting to preserve the status quo and to prevent the addition to the Board of even a single Director nominated by shareholders. Instead of investigating our claims, the Board summarily brushed aside all of our concerns and represented to shareholders that the corporate governance issues we raised were ‘absurd,’ ‘spurious,’ ‘uninformed’ and ‘egregious’ ‘misrepresentations, careless errors and outright falsehoods.’ Apparently at least one federal investigative agency didn’t see it that way.

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In August of this year, Voce reached out to Argo’s Board to request a meeting with its independent directors. In the ensuing discussions, Voce made a series of proposals to restructure Argo’s Board and reform its corporate governance. While the tenor of the discussions has been polite and professional, as of today Voce has been unable to reach agreement with the Board.

The disclosure that the Company is now under federal investigation vividly illustrates the need for immediate and sweeping changes at Argo. ‘One cannot solve a problem with the same mind that created it,’ as the saying goes, and we likewise do not believe that a Board that allowed myriad corporate governance transgressions at Argo can be trusted to deliver the Company from the resulting crisis which now engulfs it. Needless to say, many crucial decisions lie ahead. It’s imperative that shareholders have full faith and confidence in the group of individuals making those determinations and that simply will not happen with the Board as currently constituted.

What we requested in our discussions with the Board, and continue to believe is required in order to provide accountability and credibility for shareholders to trust future decisions made by Argo’s Board, was:

▪	The retirement of the legacy ‘Big 5’ Directors (Messrs. Woods, Browne, De Leon, Josephson and Power), who average nearly two decades of tenure each in Board leadership roles and bear direct responsibility for what has occurred;

▪	The replacement of some of the ‘Big 5’ with new independent Directors nominated by shareholders (subject to the Board’s customary confirmation process); and

▪	The creation of a Special Committee (the “Special Committee”), comprised of independent Directors and including at least one of the newly-appointed Directors, which would be tasked with not only responding to the SEC subpoena (and inquiries from any other agencies) but also with conducting a comprehensive investigation, with the assistance of an outside law firm, into any misappropriation of corporate assets, inaccurate disclosures of executive compensation and perquisites, and any other misconduct that may have occurred at Argo, and that the Special Committee determine the culpability, if any, of Argo’s senior management in the foregoing and provide to the full Board its findings and recommendations.

The Board rejected each of these proposals.

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Argo’s Board has previously displayed a penchant for preemptive gamesmanship, such as filling all of the open Board seats with new Director appointments on the eve of our meeting this past February. We see the same pattern potentially recurring now, with the Board seemingly focused on evading responsibility rather than truly acting in the best interests of the Company and all of its stakeholders. Why else would the Board choose to use a press release disclosing an SEC investigation – which was prompted by a media story rather than any voluntary act of transparency – to then congratulate itself for the multi-year Board de-staggering process it announced months ago? How is that relevant other than to try to deflect scrutiny of itself for permitting the actions that led to the investigation in the first place?

In our efforts to engage the Board over the proposals we made, the Board maintained that it has other priorities at the moment. And that is precisely our point: Given its track record, shareholders simply have no reason to trust anything done by the current Board. We urge the Board again not to enact any further corporate governance changes until the Board is reconstituted to include shareholder representation.

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As one of Argo’s largest shareholders, we remain open to working constructively with the Board to help guide the Company through this painful, albeit self-inflicted, period. Should the Board continue to refuse the changes we recommend, however, we will seek to hold it accountable through whatever process we deem to be in the best interests of all Argo shareholders.”

About Voce Capital Management LLC

Voce Capital Management LLC is a fundamental value-oriented, research-driven investment adviser founded in 2011 by J. Daniel Plants. The San Francisco-based firm is 100% employee-owned.

Media Contact:
Sloane & Company
Dan Zacchei / Joe Germani
(212) 486-9500
dzacchei@sloanepr.com / jgermani@sloanepr.com

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